Notice of Exempt Solicitation (MBII)

Marrone Bio Innovations Inc. (MBII)

Shareholder Alert

Voluntary submission by James McRitchie, 9295 Yorkship Ct., Elk Grove, CA 95758

Shareholder since 2016

Please vote for Proposal No. 5 before October 28th

Stockholder Proposal: Phase in Simple Majority Vote

The proposal’s description in the Proxy Voting Instructions Form (VIF) violates SEC Rule 14a-4(a)(3)

Rule 14a-4(a)(3) requires the form of proxy “identify clearly and impartially each separate matter intended to be acted upon.” March 22, 2016, guidance from the SEC (https://www.sec.gov/divisions/corpfin/guidance/exchange-act-rule-14a-4a3-301.htm) specifies examples that “would not satisfy Rule 14a-4(a)(3)” such as “A shareholder proposal, if properly presented.” The MBII VIF describes Proposal No. 5 as “To consider a stockholder proposal, if properly presented at the Annual Meeting.”

This type of description was a common vote suppression technique before the SEC’s 2016 guidance. Many shareholders would leave such items blank, rather than look them up in the proxy before voting. Votes left blank are not counted as abstentions but as votes as recommended by the board.

Since this is a clear violation of law, I am also withholding my vote from Yogesh Mago of the Governance Committee, which is responsible for the illegal Marrone Bio VIF.

This year 13 shareholder proposals sought to eliminate supermajority provisions. They averaged support of more than 67%. Don’t let Marrone Bio suppress the vote.

Please vote FOR Proposal No. 4 and WITHHOLD your vote from Yogesh Mago before October 28th.

More information at https://www.corpgov.net/2020/10/illegal-marrone-bio-vote-suppression/

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Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

This is not a solicitation of authority to vote your proxy.  Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.

The shareholder asks all shareholders to vote their choices by following the procedural instructions provided in the proxy materials.